UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    913837100
                       -----------------------------------
                                 (CUSIP Number)

                  Larry L. Symons, Vice President and Treasurer
                         Ellwood Group Investment Corp.
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                               Page 2 of 2 Pages



                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No. 913837100

1.       NAME OF REPORTING PERSON   Ellwood Group Investment Corp.

                                        ----------------------------------------
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No. 51-0252828
                                                    ----------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS   Not Applicable. This Amendment No. 11 to Schedule 13D
                           relates to the sale by the Reporting Person of shares
                           of Common Stock of the Issuer.
                           -----------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
                                                --------------------------------
         NUMBER OF                 7.      SOLE VOTING POWER             359,500
         SHARES
         BENEFICIALLY              8.      SHARED VOTING POWER                 0
         OWNED BY
         EACH                      9.      SOLE DISPOSITIVE POWER        359,500
         REPORTING
         PERSON WITH              10.     SHARED DISPOSITIVE POWER             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON          359,500
                        --------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 5.9%
                                                                        --------
14.      TYPE OF REPORTING PERSON     CO
                                     -----

                                                               Page 3 of 3 Pages


          This Amendment No. 11 further amends and  supplements the statement on
Schedule 13D filed by Ellwood Group Investment Corp., a Delaware corporation (the "Reporting Person"), on February 5, 1999, as subsequently amended by Amendment No. 1 filed on March 4, 1999, Amendment No. 2 filed on April 12, 1999, Amendment No. 3 filed on May 21, 1999, Amendment No. 4 filed on July 28, 1999, Amendment No. 5 filed on August 13, 1999, Amendment No. 6 filed on August 20, 1999, Amendment No. 7 filed on August 27, 1999, Amendment No. 8 filed on October 5, 1999, Amendment No. 9 filed on July 24, 2001, and Amendment No. 10 filed on March 18, 2002 (together with all amendments thereto, the "Schedule 13D"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Universal Stainless & Alloy Products, Inc., a Delaware corporation (the "Issuer"), to the extent of the matters set forth herein. Only changes from, and modifications and supplements to, the Schedule 13D are included in this Amendment No. 11. All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is amended to add the following:

          Since the filing of Amendment No. 10 to Schedule 13D on March 18, 2002, the Reporting Person has sold in the open market 170,000 shares of Common Stock of the Issuer at a price range of between $10.46 and $11.50 per share.

          As previously disclosed in Amendment No. 4 to Schedule 13D (filed on July 28, 1999) in response to Item 4 thereof, depending upon the Reporting Person's ongoing evaluation of the Issuer's business, operations, prospects, and future developments (as well as general market conditions), the Reporting Person may take further actions that the Reporting Person deems advisable. These further actions, if any, may include, without limitation, the Reporting Person disposing of additional shares of Common Stock presently owned by it or acquiring additional shares of Common Stock from time to time in the open market or through privately negotiated sales or purchases.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is amended as follows:

          (a)-(b) The Reporting Person directly owns 359,500 shares of Common Stock, constituting approximately 5.9% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 6,077,272 shares of Common Stock of the Issuer outstanding as of March 20, 2002, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2001).

                                                               Page 4 of 4 Pages

          (c) The Reporting Person has sold a total of 310,000 shares of Common Stock within the past sixty (60) days as set forth below. All of the following sales were made in exchange for cash.

         DATE OF SALE           NUMBER OF SHARES SOLD     TOTAL SALE PRICE

         March 28, 2002             10,000                   $115,000
         March 27, 2002             48,000                   $535,574
         March 26, 2002             20,000                   $220,200
         March 25, 2002             22,000                   $241,600
         March 22, 2002             10,000                   $109,200
         March 20, 2002             39,000                   $414,032
         March 19, 2002             21,000                   $219,721
         March 18, 2002             10,000                   $104,200
         March 15, 2002             10,000                   $104,000
         March 14, 2002             61,500                   $634,263
         March 13, 2002             30,000                   $300,750
         March 7, 2002               1,500                   $ 15,045
         March 6, 2002              27,000                   $271,080




                            [signature on next page]

                  [remainder of page intentionally left blank]

                                                               Page 5 of 5 Pages

Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          ELLWOOD GROUP INVESTMENT CORP.



                                          By:  /s/ LARRY L. SYMONS
                                               ---------------------------------
                                               Larry L. Symons
                                               Vice President and Treasurer

Dated:  March 28, 2002